UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

11023392

SEC FILE NUMBER
8- 23183

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9-1-2010 (MM/DD/YY) AND ENDING 8-31-2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FactSet Data Systems Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Merritt 7
(No. and Street)

Norwalk (City) CT (State) 06851 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maurizio Nicolelli (203) 810-1586
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Atlantic Street (Address) Stamford (City) CT (State) 06901 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 31 2011
09 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/31
Ch.A

OATH OR AFFIRMATION

I, Maurizio Nicolelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FactSet Data Systems Inc., as of August 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public 8/31/11

Dolores C. Longo
Notary Public Connecticut
My Commission Expires
September 30, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FactSet Data Systems, Inc.
(a wholly owned subsidiary of FactSet Research Systems Inc.)
Index to Financial Statements and Supplemental Information

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Report of Independent Auditors

To the Shareholder of
FactSet Data Systems, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of FactSet Data Systems, Inc. (the "Company") at August 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 2 to the financial statements, FactSet Data Systems, Inc. has material transactions with its parent, FactSet Research Systems Inc. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

October 25, 2011

PricewaterhouseCoopers LLP, 300 Atlantic Street, Stamford, CT 06901
T: (203) 539 3000, F: (813) 207 3999, www.pwc.com/us

FactSet Data Systems, Inc.
(a wholly owned subsidiary of FactSet Research Systems Inc.)

Statement of Financial Condition
August 31, 2011

Assets	
Cash and cash equivalents	$ 21,271,746
Receivable from parent company	5,355,284
Total Assets	$ 26,627,030
Payable to clearing broker	$ -
Total Liabilities	$ -
Shareholder's equity	
Common stock, $.01 par value; 10,000 shares authorized, 900 shares issued and outstanding at August 31, 2011	$ 9
Capital in excess of par value	24,991
Retained earnings	26,602,030
Total Shareholder's Equity	26,627,030
Total Liabilities and Shareholder's Equity	$ 26,627,030

The accompanying notes are an integral part of these financial statements.

FactSet Data Systems, Inc.
(a wholly owned subsidiary of FactSet Research Systems Inc.)
Statement of Income
Year Ended August 31, 2011

Revenues	
Revenues	$ 2,589,234
Interest income	42,992
Total Revenues	$ 2,632,226
Expenses	
Allocation fee (See Note 2)	$ 2,459,772
Total Expenses	$ 2,459,772
Income before income taxes	$ 172,454
Provision for income taxes	$ 64,599
Net income	$ 107,855

The accompanying notes are an integral part of these financial statements.

FactSet Data Systems, Inc.
(a wholly owned subsidiary of FactSet Research Systems Inc.)

Statement of Changes in Shareholder's Equity
For the Year Ended August 31, 2011

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance at August 31, 2010	$ 9	$ 24,991	$26,494,175	$ 26,519,175
Net income	-	-	107,855	107,855
Balance at August 31, 2011	$ 9	$ 24,991	$26,602,030	$ 26,627,030

The accompanying notes are an integral part of these financial statements.

FactSet Data Systems, Inc.
(a wholly owned subsidiary of FactSet Research Systems Inc.)

Statement of Cash Flows
Year Ended August 31, 2011

Cash flows from operating activities	
Net income	$ 107,855
Adjustments to reconcile net income to net cash provided by operating activities	
Receivable from parent company	(64,863)
Net cash used by operating activities	42,992
Cash and cash equivalents at beginning of year	21,228,754
Cash and cash equivalents at end of year	$ 21,271,746

There were no interest repayments during the year ended August 31, 2011. Taxes during the year ended August 31, 2011 were paid by FactSet Research Systems Inc. and have been reflected through an intercompany account "receivable from parent company" on the Statement of Financial Condition.

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

FactSet Data Systems, Inc. (the "Company") is a Delaware corporation and a wholly owned subsidiary of FactSet Research Systems Inc. (the "Parent"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a registered broker-dealer under Section 15 of the Securities and Exchange Act of 1934 (the "Exchange Act").

2. Accounting Policies

The significant accounting policies of the Company are summarized below.

Basis of Accounting
The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates have been made in areas that include income taxes and receivable reserves. Actual results could differ from those estimates.

Revenue Recognition
Revenue is earned by the Company through agreements with external clearing brokers to receive royalties on a monthly basis based on a percentage of payments made to the Parent company for the Parent's services to clients. The Company earns the right to receive royalty revenue from the clearing brokers at the time payments are made.

Allocation Fee
Pursuant to an agreement between the Company and the Parent, the Parent provides management, consulting, sales, accounting and other administrative services to the Company together with office and data center facilities and computer equipment. The agreement stipulates that an allocation of 95% of the Company's revenues be paid to the Parent for the cost of services, facilities and equipment that are provided by the Parent on behalf of the Company.

Fair Value
Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the use of various valuation methodologies, including market, income and cost approaches is permissible. The Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

The guidance for fair value measurements establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value based on the reliability of inputs. A financial instrument's categorization within the fair value hierarchy is based

upon the lowest level of input that is significant to the fair value measurement. Level 1 inputs have the highest reliability and are related to assets with quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices that are observable, either directly or indirectly, with fair value being determined through the use of models or other valuation methodologies. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist.

Cash and Cash Equivalents
Cash and cash equivalents consist of money market investments with maturities of three months or less at the date of acquisition and are reported at fair value. The Company's institutional money market funds maintained with one financial institution are traded in an active market and the net asset value of each fund on the last day of the quarter is used to determine its fair value. The Company's cash equivalents are classified as Level 1. See Note 3 for further discussion surrounding the fair value of the Company's cash equivalents.

Receivable from Parent Company
Receivable from parent company is the amount due from the Parent and is non-interest bearing.

Income Taxes
The Company files consolidated federal and combined state and local income tax returns with its Parent. The Company determines its total tax provision on a stand-alone basis by applying statutory federal, state and local tax rates to its separate Company income before taxes and records a tax provision equal to such liability. Tax liabilities payable to the Parent as of August 31, 2011 totaled $64,599 and are recorded as part of the intercompany account settlement.

Subsequent Events
The Company performed an evaluation of subsequent events through October 24, 2011, the date the financial statements were issued based on the accounting guidance for subsequent events.

3. Fair Value Measures

Fair Value Hierarchy
The accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value based on the reliability of inputs. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels. FactSet has categorized its cash equivalents and derivatives within the hierarchy as follows:

Level 1 - applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities. These Level 1 assets and liabilities include the Company's investments in institutional money market funds that are classified as cash equivalents.

Level 2 - applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by,

observable market data. There were no Level 2 assets or liabilities held by the Company as of August 31, 2011.

Level 3 - applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. Certain assets would be classified within Level 3 of the fair value hierarchy because they trade infrequently and, therefore, have little or no trai 7 ncy. There were no Level 3 assets or liabilities held by the Company as of August 31, 2011.

Assets and Liabilities Measured at Fair Value on a Recurring Basis
The Company's institutional money market funds are traded in an active market and the net asset value of each fund on the last day of the quarter is used to determine its fair value. As such, the fair value of the Company's cash equivalents was $21,271,746 and classified as Level 1.

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis
No assets or liabilities were required to be measured at fair value on a non-recurring basis as of August 31, 2011. As such, during fiscal 2011, no fair value adjustments or material fair value measurements were required for non-financial assets or liabilities.

4. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to Rule 15c3-1 under the Exchange Act which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness (the "minimum net capital requirements"). At August 31, 2011, the Company had net capital of $20,841,311, which was $20,836,311 in excess of its minimum net capital requirement of $5,000. The Company had no aggregate indebtedness at August 31, 2011, thus in compliance with the required ratio of aggregate indebtedness to net capital.

5. Off-Balance Sheet Risk and Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents. Cash and cash equivalents are maintained with one financial institution. Generally, these may be redeemed upon demand and are maintained with a financial institution with reputable credit and therefore bear minimal credit risk.

FactSet Data Systems, Inc.

(a wholly owned subsidiary of FactSet Research Systems Inc.)

Computation of Net Capital and Ratio of Aggregate Indebtedness to Net Capital Pursuant to Rule 15c3-1 of the SEC

August 31, 2011 **Supplemental Schedule I**

Total Shareholder's Equity	$ 26,627,030
Deductions	
Nonallowable assets	
Receivable from parent company	5,355,284
Total Nonallowable Assets	5,355,284
Net Capital before Haircut on Investments	21,271,746
Haircut on excess fidelity bond deductible	5,000
Haircut on money market fund/investments	425,435
Net Capital	$ 20,841,311
Aggregate indebtedness	
Payable to clearing broker	-
Total Aggregate Indebtedness	$ -
Computation of Basic Net Capital Requirements	
1. Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ -
2. Minimum dollar net capital requirement of broker/dealer	$ 5,000
Net Capital Requirement (greater of 1. or 2.)	$ 5,000
Excess Net Capital	$ 20,836,311
Ratio: Aggregate Indebtedness to Net Capital	0%

There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of August 31, 2011 (filed on September 26, 2011).

FactSet Data Systems, Inc.

(a wholly owned subsidiary of FactSet Research Systems Inc.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

August 31, 2011 **Supplemental Schedule II**

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

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Report of Independent Accountants

To Shareholder of
FactSet Data Systems, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of FactSet Data Systems, Inc. ("the Company") for the year ended August 31, 2011, which were agreed to by the company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the company's compliance with the applicable instructions of Form SIPC-7 during the year ended August 31, 2011. Management is responsible for the company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Payment of $1,625.45 on item 2C to cancelled check number 019751 dated April 1, 2010, and

    b. Payment of $4,955.12 on item 2F to cancelled check number 025041 dated September 28, 2011, noting no differences.

2. Compared the Total Revenue amount of $2,632,226 reported on page 5 of the audited Form X-17A-5 for the year ended August 31, 2011 to the Total revenue amount of $2,632,226 reported on page 2, item 2a of Form SIPC-7 for the year ended August 31, 2011 and noted no differences.

3. Noted there were no adjustments reported on page 2, items 2b and 2c of Form SIPC-7.:

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of US $2,632,226 and US $6,580.57 of the Form SIPC-7 and noted no differences.

    b. Recalculated the amount in the line titled "Assessment due or (overpayment)" on page

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We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

October 25, 2011

pwc

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Shareholder of FactSet Data Systems, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of FactSet Data Systems, Inc. (the "Company") as of and for the year ended August 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

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A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

October 25, 2011

FactSet Data Systems, Inc.

Financial Statement
August 31, 2011

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FactSet Data Systems, Inc.

Financial Statement
August 31, 2011

FactSet Data Systems, Inc.

Index to Financial Statement

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Report of Independent Auditors

To the Shareholder of
FactSet Data Systems, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of FactSet Data Systems, Inc. (the "Company") at August 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 2 to the financial statement, FactSet Data Systems, Inc. has material transactions with its parent, FactSet Research Systems Inc. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

October 25, 2011

FactSet Data Systems, Inc.
Statement of Financial Condition
August 31, 2011

Assets	
Cash and cash equivalents	$ 21,271,746
Receivable from parent company	5,355,284
Total Assets	$ 26,627,030
Payable to clearing broker	$ -
Total Liabilities	$ -
Shareholder's equity	
Common stock, $.01 par value; 10,000 shares authorized, 900 shares issued and outstanding at August 31, 2011	$ 9
Capital in excess of par value	24,991
Retained earnings	26,602,030
Total Shareholder's Equity	26,627,030
Total Liabilities and Shareholder's Equity	$ 26,627,030

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

FactSet Data Systems, Inc. (the "Company") is a Delaware corporation and a wholly owned subsidiary of FactSet Research Systems Inc. (the "Parent"). The Company is a member of the National Association of Securities Dealers, Inc. and is a registered broker-dealer under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

2. Accounting Policies

The significant accounting policies of the Company are summarized below.

Basis of Accounting
The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates have been made in areas that include income taxes and receivable reserves. Actual results could differ from those estimates.

Revenue Recognition
Revenue is earned by the Company through agreements with external clearing brokers to receive royalties on a monthly basis based on a percentage of payments made to the Parent company for the Parent's services to clients. The Company earns the right to receive royalty revenue from the clearing brokers at the time payments are made.

Allocation Fee
Pursuant to an agreement between the Company and the Parent, the Parent provides management, consulting, sales, accounting and other administrative services to the Company together with office and data center facilities and computer equipment. The agreement stipulates that an allocation of 95% of the Company's revenues be paid to the Parent for the cost of services, facilities and equipment that are provided by the Parent on behalf of the Company.

Fair Value
Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the use of various valuation methodologies, including market, income and cost approaches is permissible. The Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

The guidance for fair value measurements establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value based on the

reliability of inputs. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Level 1 inputs have the highest reliability and are related to assets with quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices that are observable, either directly or indirectly, with fair value being determined through the use of models or other valuation methodologies. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist.

Cash and Cash Equivalents
Cash and cash equivalents consist of money market investments with maturities of three months or less at the date of acquisition and are reported at fair value. The Company's institutional money market funds maintained with one financial institution are traded in an active market and the net asset value of each fund on the last day of the quarter is used to determine its fair value. The Company's cash equivalents are classified as Level 1. See Note 3 for further discussion surrounding the fair value of the Company's cash equivalents.

Receivable from Parent Company
Receivable from parent company is the amount due from the Parent and is non-interest bearing.

Income Taxes
The Company files consolidated federal and combined state and local income tax returns with its Parent. The Company determines its total tax provision on a stand-alone basis by applying statutory federal, state and local tax rates to its separate Company income before taxes and records a tax provision equal to such liability. Tax liabilities payable to the Parent as of August 31, 2011 totaled $64,599 and are recorded as part of the intercompany account settlement.

Subsequent Events
The Company performed an evaluation of subsequent events through October 24, 2011, the date the financial statements were issued based on the accounting guidance for subsequent events.

3. **Fair Value Measures**

Fair Value Hierarchy
The accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value based on the reliability of inputs. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels. FactSet has categorized its cash equivalents and derivatives within the hierarchy as follows:

Level 1 - applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities. These Level 1 assets and liabilities include the Company's investments in institutional money market funds that are classified as cash equivalents.

Level 2 - applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which

significant inputs are observable or can be derived principally from, or corroborated by, observable market data. There were no Level 2 assets or liabilities held by the Company as of August 31, 2011. Level 3 - applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities. Certain assets would be classified within Level 3 of the fair value hierarchy because they trade infrequently and, therefore, have little or no transparency. There were no Level 3 assets or liabilities held by the Company as of August 31, 2011.

Assets and Liabilities Measured at Fair Value on a Recurring Basis
The Company's institutional money market funds are traded in an active market and the net asset value of each fund on the last day of the quarter is used to determine its fair value. As such, the fair value of the Company's cash equivalents was $21,228,754 and classified as Level 1.

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis
No assets or liabilities were required to be measured at fair value on a non-recurring basis as of August 31, 2011. As such, during fiscal 2011, no fair value adjustments or material fair value measurements were required for non-financial assets or liabilities.

4. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to Rule 15c3-1 under the Exchange Act which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness (the "minimum net capital requirements"). At August 31, 2011, the Company had net capital of $20,841,311, which was $20,836,311 in excess of its minimum net capital requirement of $5,000. The Company had no aggregate indebtedness at August 31, 2011, thus in compliance with the required ratio of aggregate indebtedness to net capital.

5. Off-Balance Sheet Risk and Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents. Cash and cash equivalents are maintained with one financial institution. Generally, these may be redeemed upon demand and are maintained with a financial institution with reputable credit and therefore bear minimal credit risk.